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LOS ANGELES

FOUNDED 1866

June 30, 2010

By EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549-3561
Attention:    Mr. Larry Greene

Re: Re: Cullen Funds Trust Schedule 14A Information

Dear Mr. Greene:

     On behalf of the Cullen Funds Trust (the “Trust”), we are writing in response to comments received during our telephone conversation on June 23, 2010 (the “SEC Comments”) with respect to the Trust’s Preliminary Proxy Statement on Schedule 14A (File No. 811-09871), filed on June 18, 2010 (the “Proxy Statement”) and relating to the Trust’s special meetings of shareholders to be held on September 15, 2010. Concurrently herewith and as instructed, the Trust has filed a Definitive Proxy Statement on Schedule 14A (“Definitive Proxy Statement”) incorporating responses to the SEC Comments. For your convenience, four (4) courtesy copies of this letter and the Definitive Proxy Statement, which have been marked to show the changes from the Proxy Statement, are being delivered to you separately.

     For the convenience of the Staff, we have set forth a summary of each comment addressed in this letter in italics followed by the responses of the Trust. Page numbers and other similar references references used in the Trust’s responses refer to the Definitive Proxy Statement unless otherwise noted.

Comment 1:	Explain supplementally why the Funds propose to hold separate meetings for election of directors and approval of the proposals relating to Rule 12b-1 plans?

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549-3561
Attention: Mr. Larry Greene
June 30, 2010

Response to Comment 1:

Brokers-dealers or other fiduciaries that are record owners for accounts of beneficial owners will have discretionary voting power with respect to election of directors, but not with respect to the proposals relating to Rule 12b-1 plans. Accordingly, if all proposals are presented together at one meeting, shares voted by broker-dealers and other fiduciaries under discretionary voting power with respect to election of directors would be considered broker “non-votes” with respect to proposals relating to Rule 12b-1 plans and would thus effectively become negative votes on Proposals 1 and 2 of Meeting #2. However, by holding separate meetings, broker-dealers and other fiduciaries that are record owners for accounts of beneficial owners will, as respects Proposals 1 and 2 of Meeting #2, submit proxies for shares held in such accounts only if such broker-dealers and other fiduciaries have received instructions from such beneficial owners. Shares held in such accounts for which instructions are not provided thus will not be counted towards the quorum or have the effect of a negative vote.

Comment 2:	Under “Summary of Voting Requirements”, explain in the table with respect to Meeting #1 what the term “plurality” means.

Response to Comment 2:	The Funds have included disclosure to the effect that the term plurality means an excess of votes cast for the one nominee over those votes cast for any other candidate for the same position.

Comment 3:

Under “Summary of Voting Requirements”, seventh paragraph, third sentence, consider disclosure of how broker non-votes or abstentions would be voted in the case of a vote for adjournment of a meeting to, for instance, engage in further solicitation of proxies with respect to a particular proposal or proposals.

Response to Comment 3:

Broker non-votes, as shares present but not voting, would not be voted for or against any such adjournment. Abstentions, also as shares present but not voting, would likewise not be voted. Disclosure to such effect has been added.

Comment 4:	Under “Independent Trustee Nominees,” if true, disclose that each of the nominees has agreed to be named as a nominee in the Proxy Statement.

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549-3561
Attention: Mr. Larry Greene
June 30, 2010

Response to Comment 4:	Disclosure to such effect has been added.

Comment 5:	Under “Qualifications of Trustees”, add, with respect to each trustee nominee, the specific qualifications of such nominee believed to be important in his selection to serve as trustee.

Response to Comment 5:	Disclosure as requested has been added.

Comment 6:	Under “Remuneration of Trustees,” consider disclosure relating to whether trustees receive compensation for committee meetings attended.

Response to Comment 6:	Trustees do not receive any compensation for attending committee meetings. Disclosure to such effect has been added.

Comment 7:	Under “Board Leadership Structure and Board Committees”, disclose the number of trustees that the Board currently has and the number that it will have assuming election of each trustee nominee.

Response to Comment 7:	Disclosure to such effect has been added.

Comment 8:	Under “Board Leadership Structure and Board Committees”, first paragraph, penultimate sentence, indicate what is meant by the phrase “these Board committees”.

Response to Comment 8:	The Proxy Statement has been revised to make clear that the reference to “these Board committees” is intended to refer to the Audit Committee and the Nominating Committee.

Comment 9:	Under “Board Leadership Structure and Board Committees”, second paragraph, disclose that Messrs. Cullen and Gould are affiliates of the Adviser.

Response to Comment 9:	Disclosure to such effect has been added.

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549-3561
Attention: Mr. Larry Greene
June 30, 2010

Comment 10:

Under “Information about the Funds’ Distribution Plans”, third paragraph, last sentence, consider disclosure of the various exemptive rules under the Investment Company Act of 1940, as amended (the “Investment Company Act”), upon which the Funds rely that require the Board to have a majority of independent trustees in order to rely on such rules.

Response to Comment 10:	Disclosure addressing this comment has been added.

Comment 11:

Under “Board and Management Actions”, first paragraph, explain supplementally why the reconstituted Board was structured the ensure that the independent trustees represent a simple majority of the Board rather than 75% or more of the Board, as provided in the SEC’s fund governance standards as set forth in Rule 0-1(a)(7) under the Investment Company Act.

Response to Comment 11:

In 2004, the SEC adopted amendments to many commonly utilized exemptive rules under the Investment Company Act requiring investment companies to adopt certain governance practices in order to rely on such rules. The amendments include a requirement that the independent trustees of a board generally constitute at least 75% of the board. However, the amendments were the subject of litigation between the SEC and the U.S. Chamber of Commerce. In 2006, the U.S. Court of Appeals for the District of Columbia held that the SEC violated the Administrative Procedures Act when it adopted two provisions, including the requirement that independent trustees constitute at least 75% of the board. Accordingly, the Funds believe that maintenance of a majority of the Board as independent trustees is the appropriate requirement.

Comment 12:

Under “Board and Management Actions”, last paragraph, please confirm supplementally that counsel that advised the independent trustees as described in such paragraph was “independent counsel” within the meaning of Rule 0-1(a)(6) under Investment Company Act.

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549-3561
Attention: Mr. Larry Greene
June 30, 2010

Response to Comment 12:

This supplementally confirms that counsel that advised the independent trustees has been designated and approved by the Board, including all independent trustees, as “independent counsel” within the meaning of Rule 0-1(a)(6).

Comment 13:	Under Meeting #2, Proposal 1, second paragraph, last sentence, consider disclosure of the types of material payments, if any, that the Funds might make outside the scope of their Rule 12b-1 plans.

Response to Comment 13:	Disclosure has been added to the effect that such payments may be made to finance activities that might include, for instance, subtransfer agency and certain shareholder servicing expenses.

Comment 14:

Under Meeting #2, Proposal 2, “Considerations”, second paragraph, fourth bullet point, provide supplementally the Investment Company Act provision that may allow a court to enforce a contract that otherwise might violate the Investment Company Act should the court determine that such enforcement would produce a more equitable result and would not be inconsistent with the purposes of the Investment Company Act.

Response to Comment 14:	Section 47(b) of the Investment Company Act contains the cited provision. A reference to such Section has been added to the Proxy Statement.

Comment 15:	Under Meeting #2, Proposal 2, “Considerations”, second paragraph, last bullet point, consider the appropriateness of the phrase, “in the view of legal counsel, there would be a strong likelihood of ALPS Distributors prevailing on such grounds.”

Response to Comment 15:	The Funds have revised this phrase to read “in the view of the Adviser, after consultation with legal counsel, there would be a significant risk of ALPS Distributors prevailing on such grounds.”

Comment 16:	Under “Delivery of Proxy Statements”, second paragraph, which is in bold and all capital letters, revise so that the paragraph is in bold but not in all capital letters.

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549-3561
Attention: Mr. Larry Greene
June 30, 2010

Response to Comment 16:	The requested change has been made.

* * * * *

     Thank you for your consideration of the Trust’s responses. If you wish to discuss the Definitive Proxy Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-7324 or my colleague Sha Hua at (312) 853-3771.

Very truly yours,

/s/ Andrew H. Shaw
Andrew H. Shaw